FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

17 September 2018

HSBC HOLDINGS PLC

SECOND INTERIM DIVIDEND FOR 2018

On 6 August 2018, the Directors of HSBC Holdings plc declared the second interim dividend for 2018 of US$0.10 per ordinary share. The dividend is payable on 27 September 2018 to holders of record on 17 August 2018 on the Principal Register in the United Kingdom or the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, and with a scrip dividend alternative.

Dividends payable in cash in Hong Kong dollars or sterling were converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 17 September 2018 (US$1=HK$7.846614 and £1=US$1.310271). Accordingly, the cash dividend payable on 27 September 2018 will be:

US$0.10 per share;

approximately HK$0.784661 per share; or

approximately £0.076320 per share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$0.50 per ADS. It will be paid on 27 September 2018. The dividend for participants in the dividend reinvestment plan, operated by the Bank of New York Mellon, will be invested in additional ADSs.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 17 September 2018